Exhibit 99.1

MINISO Group Announces Results of Annual General Meeting

GUANGZHOU, China, December 28, 2022 /PRNewswire/ -- MINISO Group Holding Limited (NYSE: MNSO; HKEx: 9896) (“MINISO,” “MINISO Group” or the “Company”), a global value retailer offering a variety of design-led lifestyle products, today announced that its annual general meeting (the “AGM”) was held in Guangzhou today and that all the proposed resolutions submitted for shareholder approval set out in the notice of the AGM were duly adopted at the AGM.

About MINISO Group

MINISO Group is a global value retailer offering a variety of design-led lifestyle products. The Company serves consumers primarily through its large network of MINISO stores, and promotes a relaxing, treasure-hunting and engaging shopping experience full of delightful surprises that appeals to all demographics. Aesthetically pleasing design, quality and affordability are at the core of every product in MINISO's wide product portfolio, and the Company continually and frequently rolls out products with these qualities. Since the opening of its first store in China in 2013, the Company has built its flagship brand "MINISO" as a globally recognized retail brand and established a massive store network worldwide. For more information, please visit https://ir.miniso.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "is/are likely to," "potential," "continue" or other similar expressions. MINISO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the "SEC"), in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about MINISO's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: MINISO's mission, goals and strategies; future business development, financial conditions and results of operations; the expected growth of the retail market and the market of branded variety retail of lifestyle products in China and globally; expectations regarding demand for and market acceptance of MINISO's products; expectations regarding MINISO's relationships with consumers, suppliers, MINISO Retail Partners, local distributors, and other business partners; competition in the industry; proposed use of proceeds; and relevant government policies and regulations relating to MINISO's business and the industry. Further information regarding these and other risks is included in MINISO's filings with the SEC and the Hong Kong Stock Exchange. All information provided in this press release and in the attachments is as of the date of this press release, and MINISO undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact:

Raine Hu

MINISO Group Holding Limited

Email: ir@miniso.com

Phone: +86 (20) 36228788 Ext.8039

Eric Yuan

Christensen Advisory

Email: miniso@christensencomms.com

Phone: +86 1380 111 0739